STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

October 10, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. Registration Statement on Form N-2 File Numbers: 333-145189; 811-22057

Ladies and Gentlemen:

On behalf of Cohen & Steers Global Income Builder, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2007 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to us by Keith O’Connell of the Staff in a letter dated September 5, 2007 (the “Staff Letter”). For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other stylistic and clarifying changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Prospectus

Prospectus Summary

1.

Staff Comment: The prospectus for common shares, which went effective on July 26, 2007, stated, “The Fund intends to seek to enhance its dividend yield and total return potential through leverage of approximately 20% of its managed assets (including the amount obtained from leverage) through issuing preferred shares or through borrowings.” (Emphasis added.) The AMPS prospectus, which was filed on August 7, 2007, states, “The Fund uses financial leverage for investment purposes by issuing preferred shares. It is currently anticipated that, taking into account the AMPS being offered in this prospectus, the amount of leverage will represent approximately 35% of the Fund’s managed assets (as defined below).” (We note that the leverage and fee tables in the common share prospectus were based on 20% leverage.) In a letter to the Staff, please confirm whether the Fund’s current intention is to leverage up to approximately 35%. If so, please explain to the Staff the circumstances that resulted in the change to the Fund’s previous leverage expectations. In addition, please advise the Staff when and whether the Board approved such a higher level of leverage. We may have additional questions.

Response: The Fund’s current intention is to enhance its dividend yield and total return potential through leverage of approximately 20% of its managed assets (including the amount obtained from leverage) through the issuance of AMPS or through borrowings. The disclosure in the AMPS prospectus, as filed on August 7, 2007, was inadvertently included from a previous preferred stock offering for a different Cohen & Steers closed-end fund and incorrectly stated the Fund’s leverage expectations. Such disclosure has been revised to be consistent with the disclosure in the prospectus for the Fund’s common stock, which went effective on July 26, 2007 (the “Common Stock Prospectus”). Cohen & Steers Capital Management, the Fund’s investment adviser, has reaffirmed the Fund’s leverage intentions to the Fund’s Board of Directors and does not currently intend to leverage the Fund in excess of 20% of its managed assets.

Principal Investment Risks

2.

Staff Comment: It appears that certain risk factors were inadvertently deleted from the common share prospectus and also inadvertently added from another filing. Please revise the disclosure accordingly.

Response: This section in the summary of the Prospectus has been revised to be consistent with the Common Stock Prospectus. The extraneous risk factors that were inadvertently included from a previous preferred stock offering for a different Cohen & Steers closed-end fund have been removed and the risk factors from the Common Stock Prospectus have been added.

General

3.

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information, including all outstanding exhibits, has been added to Amendment No. 1 to further complete the Registration Statement. We understand that you may have further comments on the new portions of Amendment No. 1, disclosures made in response comments in the Staff Letter, information supplied supplementally or exhibits added in pre-effective amendments.

4.

Staff Comment: If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: The Fund may rely on Rule 430A under the Securities Act and will supplementally notify the Staff, before filing the final pre-effective amendment to its Registration Statement, if the Fund does intend to rely on Rule 430A and will identify the omitted information to the Staff.

5.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response: The Fund, the Investment Manager and the existing closed-end funds advised by the Investment Manager have filed an exemptive application with the Commission seeking an order under the 1940 Act facilitating the implementation of the Managed Distribution Policy as described in the Prospectus.

6.

Staff Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund believes that Amendment No. 1 and this letter respond to the comments in the Staff Letter. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Fund’s Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

7.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*   *   *   *   *

We hope the Staff finds this letter and the revisions in Amendment No. 1 responsive to comments on the Registration Statement. The Fund would like to be declared effective on October 17, 2007, and, thus, we would appreciate a prompt review by the Staff of Amendment No. 1. Should members of the Staff have any questions or comments regarding Amendment No. 1, they should call the undersigned at 212.806.6443 or Janna Manes at 212.806.6141.

Sincerely yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

October 10, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. Registration Statement on Form N-2 File Numbers: 333-145189; 811-22057

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS GLOBAL INCOME BUILDER, INC.

By:	/s/ Frances C. Poli Francis C. Poli Secretary